Exhibit 99.38

Management’s Discussion & Analysis

For the three months ended March 31, 2020

Q1
2020

Bitfarms Ltd. Management’s Discussion and Analysis For the three months ended March 31, 2020 Report Date: June 24, 2020

Contents

Introduction	2
Company Overview	2
Consolidated Results of Operations	3
Reconciliation of Non-IFRS measures	6
Reportable Operating Segments	7
Backbone	7
Volta	8
Selected Quarterly Information	8
Liquidity and Capital Resources	9
Cash Flows	9
Working Capital	10
Components of Total Debt	10
Capital Resources	11
Off-Balance Sheet Arrangements	12
Share Capital	12
Financial Instruments & Risks	12
Other Risks	15
Related Party Transactions	16
Recent and Subsequent Events	16
Caution Regarding Forward-Looking Statements	17
Caution Regarding Non-IFRS Financial Performance Measures	18
Management’s Report on Internal Control Over Financial Reporting	19
Glossary of Terms.	19

Bitfarms Ltd. Q1 2020 MD&A 1

Bitfarms Ltd. Management’s Discussion and Analysis For the three months ended March 31, 2020 Report Date: June 24, 2020

Introduction

The following Management’s Discussion and Analysis (“MD&A”) for Bitfarms Ltd. (together with its subsidiaries, the “Company” or “Bitfarms”) should be read in conjunction with the Company’s first quarter 2020 unaudited interim period condensed consolidated financial statements and the accompanying notes for the three months ended March 31, 2020 and the audited annual consolidated financial statements and the accompanying notes for the year ended December 31, 2019. In addition, the following MD&A should be read in conjunction with the Company’s “Caution Regarding Forward-Looking Statements” beginning on page 17 of this MD&A.

The Company’s first quarter 2020 unaudited interim period condensed consolidated financial statements and the accompanying notes have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Company’s first quarter 2020 unaudited interim period condensed consolidated financial statements include the accounts of the Company and other entities that the Company controls and are reported in US dollars, except where otherwise noted.

Under IFRS, certain expenses and income must be recognized that are not necessarily reflective of the Company’s underlying operating performance. Non-IFRS financial performance measures exclude the impact of certain items and are used internally when analyzing operating performance. Please refer to the “Caution Regarding Non-IFRS Financial Performance Measures” section of this MD&A on page 18 for more information. This MD&A contains various terms related to the Company’s business and industry. Please refer to the Glossary of Terms on page 19 of this MD&A.

Company Overview

The Company operates through two operating corporate subsidiaries and reportable operating segments: Backbone Hosting Solutions Inc. (“Backbone”) and 9159-9290 Quebec Inc. (operating as Volta Electrique, “Volta”). Backbone owns and operates server farms, comprised of computers (referred to as a “Miners”) designed for the purpose of validating transactions, primarily on the Bitcoin Blockchain. The Miners operate 24 hours a day and revenues are earned from Block Rewards and transaction fees issued in the form of cryptocurrencies by the Bitcoin network that the Company receives in return for validating transactions (referred to as “Mining”). Backbone regularly exchanges cryptocurrencies mined into U.S. dollars through reputable and established cryptocurrency trading platforms.

As of the date of this MD&A, Bitfarms currently operates five server farm facilities in Québec, Canada, with electrical infrastructure capacity of 64 MW for Mining Bitcoin. The Company has contracts securing an aggregate of 160 MW of hydro-electric green energy in Quebec. In addition, Bitfarms owns proprietary software that is used to control, manage, report and secure mining operations. The software scans and reports the location, computing power and temperature of all Miners at regular intervals to allow the Company to monitor performance and ensure Miners are operating at maximum capacity and up-time. Volta provides electrician services to both commercial and residential customers in Quebec, while assisting Bitfarms in building and maintaining its server farms.

Bitfarms Ltd. Q1 2020 MD&A 2

Bitfarms Ltd. Management’s Discussion and Analysis For the three months ended March 31, 2020 Report Date: June 24, 2020

Consolidated Results of Operations

(U.S.$ in thousands except where indicated)	Three months ended
For the periods ended as indicated	Mar. 31 2020	Mar. 31 2019	$ Change	% Change
Revenues	9,212	3,629	5,583	154%
Cost of sales	7,917	3,417	4,500	132%
Gross profit	1,295	212	1,083	511%
Gross margin	14%	6%	-	-
G&A and other expenses	2,805	1,923	882	46%
Operating loss	(1,510)	(1,711)	201	12%
Operating margin	(16)%	(47)%	-	-
Financial income	363	25	338	1352%
Interest expense	1,385	132	1,253	949%
Other financial expenses	-	188	(188)	(100)%
Total financial expenses	1,385	320	1,065	333%
Pre-tax loss	(2,532)	(2,006)	(526)	(26)%
Income tax recovery	(108)	-	(108)	100%
Net loss	(2,424)	(2,006)	(418)	(21)%
Net loss per share - basic	(0.03)	(0.02)	(0.01)	(44)%
Gross mining profit (1)	4,139	1,087	3,052	281%
Gross mining margin (1)	47%	36%	-	-
EBITDA (1)	1,833	(526)	2,359	448%
EBITDA margin (1)	20%	(14)%	-	-
Adjusted EBITDA (1)	2,780	(420)	3,200	762%
Adjusted EBITDA margin (1)	30%	(12)%	-	-

First Quarter 2020 Highlights:

●	Consolidated revenue of $9.2 million; gross profit of $1.3 million (14% gross profit margin), operating loss of $1.5 million (16% operating loss margin), and net loss of $2.4 million;
●	Mining operations segment gross mining profit[1] of $4.1 million (47% gross mining margin);
●	$1.8 million EBITDA (20% EBITDA margin) and $2.8 million Adj. EBITDA (30% Adj. EBITDA margin);
●	Mined 1,087 Bitcoin with an average break-even[2] Bitcoin price of $3,988

[1]	EBITDA, EBITDA margin, Adjusted EBITDA, Adjusted EBITDA margin, Gross mining profit and Gross mining margin are non-IFRS performance measures; please refer to the end of this MD&A regarding the use of Non-IFRS Financial Performance Measures.
[2]	Represents the break-even cost of Bitcoin based on variable cost of electricity and is calculated by taking the total electricity costs related to the Mining of each of Bitcoin divided by the total number of Bitcoin mined, respectively, in the relevant period.

Bitfarms Ltd. Q1 2020 MD&A 3

Bitfarms Ltd. Management’s Discussion and Analysis For the three months ended March 31, 2020 Report Date: June 24, 2020

Revenue

Revenue was $9.2 million for the three month period ended March 31, 2020 (“Q1 2020”) compared to $3.6 million for the comparable three month period in 2019 (“Q1 2019”).

(U.S. $ in thousands except where indicated)	Note	Bitcoin	(USD)	% Change
Consolidated revenue based on coins sold during Q1 2019		789	3,629
Impact of increase in average Bitfarms’ hashrate average in excess of increase in network difficulty during Q1 2020 compared to Q1 2019	1	250	951	26%
Impact of increase in Q1 2020 average Bitcoin sale price compared to Q1 2019 average Bitcoin sale price	2		4,648	128%
Difference in Bitcoin inventory as at Q1 2020 compared to Q1 2019	3	44	167	5%
Q4 2018 Inventory sold in Q1 2019	4	(11)	(42)	(1)%
Decrease in Volta third party revenue and other mining variances			(141)	(4)%
Revenue for the three months ended March 31, 2020		1,072	9,212	154%

Notes
1	Calculated as the difference in Bitcoin mined in Q1 2020 compared to Q1 2019 (i .e. 1,087 - 837) multiplied by Q1 2019 a ve rage Bitcoin price (i .e. $3,802)
2	Calculated as the difference in average realized Bitcoin pri ce in Q1 2020 compa red to Q1 2019 (i .e. $8,138 - $3,802) multiplied by Bitcoin sold in Q1 2020 (i .e. 1,072)
3	Calculated as the difference in Bitcoin inventory as at March 31, 2019 compared to March 31, 2020 (i .e. 59 - 15) multiplied by the a verage realized Bitcoin price for Q1 2019 (i .e. $3,802)
4	Calculated as the Bitcoin inventory as at December 31, 2018 compa red to March 31, 2019 (i .e. 0 - 11) multiplied by the a verage realized Bitcoin price for Q1 2019 (i .e. $3,802)

The most significant factors influencing the net increase to Bitfarms’ revenue in Q1 2020 compared to Q1 2019 are presented in the table above. Revenue increased $1 million or 26% due to increased Bitcoin mined resulting from higher average Bitfarms hashrate in excess of average network difficulty and $4.6 million or 128% due to a higher average realized Bitcoin sale price of $8,138 compared to $3,802 in Q1 2020 versus Q1 2019.

The Company recognizes revenue when the Bitcoin are sold and it is the practice of the Company to sell its cryptocurrencies for fiat (i.e. U.S. dollar), within one to four days after the cryptocurrencies are mined. The Company sells its cryptocurrency through cryptocurrency trading platforms operated by Tagomi Holdings, Inc. and Gemini Trust Company, LLC, two licensed digital asset exchanges regulated by the New York State Department of Financial Services and operated out of New York, New York, USA. In certain specific and limited cases, Bitfarms does not convert Bitcoin directly into fiat and uses Bitcoin to directly settle payment obligations, including the loan from DC BFL SPV, LLC (“Dominion Capital”) described below.

Bitfarms’ cryptocurrencies mined in Q1 2020 compared to Q1 2019 are summarized in the table below:

	Three months ended
For the periods ended as indicated	Mar. 31 2020	Mar. 31 2019	Change	% Change
Bitcoin	1,087	837	250	30%
Litecoin	41	1,495	(1,454)	(97)%

Bitfarms Ltd. Q1 2020 MD&A 4

Bitfarms Ltd. Management’s Discussion and Analysis For the three months ended March 31, 2020 Report Date: June 24, 2020

Cost of Sales

Bitfarms’ cost of sales for Q1 2020 was $7.9 million compared to $3.4 million in Q1 2019. Costs of sales include energy and infrastructure expenses, depreciation and amortization, electrician salaries, and, purchases and net change in inventory which are summarized in the table below:

(U.S. $ in thousands except where indicated)	Three months ended
For the periods ended as indicated	Mar. 31 2020	Mar. 31 2019	$ Change	% Change
Energy and infrastructure	4,585	1,913	2,672	140%
Depreciation and amortization	2,980	1,348	1,632	121%
Electrician salaries	277	161	116	72%
Purchases and net change in inventory	75	(5)	80	1600%
Cost of sales	7,917	3,417	4,500	132%

Energy and infrastructure expenses increased by $2.7 million or 140% in Q1 2020 compared to Q1 2019, primarily due to an increase in electricity expense, which was approximately $2.4 million higher in Q1 2020 compared to Q1 2019 as the Company added new Miners which increased electrical consumption from 22 MW at the end of Q1 2019 to 53 MW at the end of Q1 2020.

Depreciation and amortization expense increased by $1.6 million or 121% in Q1 2020 compared to Q1 2019 primarily resulting from depreciation expense recorded on net additions to property, plant and equipment of approximately $18.2 million from Q2 2019 through Q4 2019.

Gross Profit

Bitfarms’ gross profit for Q1 2020 was $1.3 million compared to $0.2 million for Q1 2019. The gross profit margin increased from 6% to 14% in Q1 2020 compared to Q1 2019 primarily due to the increase in Bitcoin mined and average realized Bitcoin sale price, as described in detail in the analysis of revenue above. The 154% increase in revenues were offset by an increase of 132% in cost of sales, primarily driven by increases in energy and infrastructure and depreciation and amortization expenses as described above.

General & Administrative & Other Expenses

Bitfarms’ general and administrative and other expenses increased by $0.9 million or 46% in Q1 2020 compared to Q1 2019. The main reason for the increase was higher non-cash expenses of approximately $0.9 million in Q1 2020 compared to Q1 2019 related to employee stock options approved and granted in 2019 that did not exist in Q1 2019. Furthermore, $0.6 million of the $0.9 million increase in non-cash stock compensation expense was related to stock compensation modifications in connection with the resignation of the former CEO in March 2020.

Bitfarms Ltd. Q1 2020 MD&A 5

Bitfarms Ltd. Management’s Discussion and Analysis For the three months ended March 31, 2020 Report Date: June 24, 2020

Financial Income and Expenses

Bitfarms’ financial income for Q1 2020 was $0.4 million compared to financial income of $25,000 in Q1 2019. The $0.3 million increase in financial income was mainly related to $0.3 million of net unrealized foreign exchange gains recorded on revaluation of assets and liabilities denominated in Canadian dollars to US dollars, the Company’s functional currency. Financial expense for Q1 2020 was $1.4 million compared to $0.3 million in Q1 2019. The increase is primarily related to interest expense of $1.2 million incurred on the Dominion Capital loan in Q1 2020 compared to $44,000 in Q1 2019, as described under Financial Instruments and Risks. Financial income and expenses are comprised of interest on the Dominion Capital loan, gain on embedded derivative and classification of a portion of rent as interest expense on lease liabilities, and unrealized foreign exchange gains and losses on monetary items denominated in Canadian dollars to the functional currency in US dollars, and interest on Volta’s long-term debt repayments and bank charges.

Reconciliation of Non-IFRS measures

Reconciliation of Net Income to EBITDA and Adjusted EBITDA

(U.S.$ in thousands except where indicated)	Three months ended
For the periods ended as indicated	Mar. 31 2020	Mar. 31 2019	$ Change	% Change
Net loss before tax	(2,532)	(2,006)	(526)	(26)%
Interest expense	1,385	132	1,253	949%
Depreciation expense	2,980	1,348	1,632	121%
EBITDA (1)	1,833	(526)	2,359	448%
Stock compensation expense	1,010	111	899	810%
Financial income and other	(63)	(5)	(58)	(1160)%
Adjusted EBITDA (1)	2,780	(420)	3,200	762%

Bitfarms’ net loss for Q1 2020 was $2.4 million compared to a net loss of $2.0 million for Q1 2019. Bitfarms’ income tax expense for the Q1 2020 was a recovery of $108 compared to $nil for Q1 2019.

Calculation of Gross Mining Profit & Gross Mining Margin

(U.S. $ in thousands except where indicated)	Three months ended
For the periods ended as indicated	Mar. 31 2020	Mar. 31 2019	$ Change	% Change
Revenues	8,724	3,000	5,724	191%
Energy and infrastructure expenses	4,585	1,913	2,672	140%
Gross mining profit	4,139	1,087	3,052	281%
Gross mining margin	47%	36%	-	-

“Gross mining profit” is defined as Revenue minus energy and infrastructure expenses for the Backbone segment of the Company. “Gross mining margin” is defined as the percentage obtained when dividing Gross mining margin by Revenue for the Backbone segment of the Company.

Bitfarms Ltd. Q1 2020 MD&A 6

Bitfarms Ltd. Management’s Discussion and Analysis For the three months ended March 31, 2020 Report Date: June 24, 2020

Reportable Operating Segments

Backbone

(U.S. $ in thousands except where indicated)	Three months ended
For the periods ended as indicated	Mar. 31 2020	Mar. 31 2019	$ Change	% Change
Revenue	8,724	3,000	5,724	191%
Cost of sales	7,485	3,034	4,451	147%
Gross profit (loss)	1,239	(34)	1,273	3744%
Gross margin	14%	(1)%	-	-
G&A and other expenses	2,582	1,598	984	62%
Operating loss	(1,343)	(1,632)	289	18%
Operating margin	(15)%	(54)%	-	-
Financial income	363	25	338	1352%
Interest expense	1,372	129	1,243	964%
Other finance expenses	-	183	(183)	(100)%
Net loss before tax	(2,352)	(1,919)	(433)	(23)%
EBITDA (1)	1,973	(467)	2,440	522%
EBITDA margin (1)	23%	(16)%	-	-
Adjusted EBITDA (1)	2,920	(362)	3,282	907%
Adjusted EBITDA margin (1)	33%	(12)%	-	-

Reconciliation of Non-IFRS Performance Measures

Net loss before tax	(2,352)	(1,919)	(433)	(23)%
Interest expense	1,372	129	1,243	964%
Depreciation expense	2,953	1,323	1,630	123%
EBITDA (1)	1,973	(467)	2,440	522%
Stock compensation expense	1,010	110	900	818%
Financial income and other	(63)	(5)	(58)	(1160)%
Adjusted EBITDA (1)	2,920	(362)	3,282	907%

(1)	EBITDA, EBITDA margin, Adjusted EBITDA, and Adjusted EBITDA margin are non-IFRS performance measures; please refer to the heading “Caution Regarding Non-IFRS Financial Performance Measures” at the end of this MD&A regarding the use of non-IFRS Measures.

Bitfarms Ltd. Q1 2020 MD&A 7

Bitfarms Ltd. Management’s Discussion and Analysis For the three months ended March 31, 2020 Report Date: June 24, 2020

Volta

(U.S. $ in thousands except where indicated)	Three months ended
For the periods ended as indicated	Mar. 31 2020	Mar. 31 2019	$ Change	% Change
Revenue	488	629	(141)	(22)%
Cost of sales	432	383	49	13%
Gross profit	56	246	(190)	(77)%
Gross margin	11%	39%	-	-
G&A and other expenses	140	140	-	-
Operating income (loss)	(84)	106	(190)	(179)%
Operating margin	(17)%	17%	-	-
Interest expense	13	3	10	333%
Other finance expenses	-	5	(5)	0%
Net income (loss) before tax	(97)	98	(195)	(199)%
EBITDA (1)	(57)	126	(183)	(145)%
EBITDA margin (1)	(12)%	20%	-	-
Adjusted EBITDA (1)	(57)	126	(183)	(145)%
Adjusted EBITDA margin (1)	(12)%	20%	-	-

Reconciliation of Non-IFRS Performance Measures

Net income (loss) before tax	(97)	98	(195)	(199)%
Interest expense	13	3	10	333%
Depreciation expense	27	25	2	8%
EBITDA (1)	(57)	126	(183)	(145)%
Adjusted EBITDA (1)	(57)	126	(183)	(145)%

(1)	EBITDA, EBITDA margin, Adjusted EBITDA, and Adjusted EBITDA margin are non-IFRS performance measures; please refer to the heading “Caution Regarding Non-IFRS Financial Performance Measures” at the end of this MD&A regarding the use of non-IFRS Measures.

Selected Quarterly Information

(U.S. $ in thousands except where indicated)	Q1 2020	Q4 2019	Q3 2019	Q2 2019	Q1 2019	Q4 2018	Q3 2018	Q2 2018
Revenue	9,212	10,536	9,739	8,517	3,629	5,292	6,243	6,592
Net income (loss)	(2,424)	1,125	4,605	(1,320)	(2,006)	(21,313)	(1,661)	(1,337)
Basic and diluted income (loss) per share	(0.03)	0.02	0.06	(0.01)	(0.02)	(0.23)	(0.02)	(0.02)

The Company’s industry does not have any seasonality. Factors that may impact revenue and profitability quarter over quarter include cryptocurrency pricing, network difficulty and the Company’s hashrate.

Bitfarms Ltd. Q1 2020 MD&A 8

Bitfarms Ltd. Management’s Discussion and Analysis For the three months ended March 31, 2020 Report Date: June 24, 2020

Liquidity and Capital Resources

Cash Flows

(U.S. $ in thousands except where indicated)	Three months ended
For the periods ended as indicated	Mar. 31 2020	Mar. 31 2019	$ Change	% Change
Cash & cash equivalents, beginning of the period	2,159	552	1,607	291%
Cash flows from (used in):
Operating activities	1,439	(190)	1,629	857%
Investing activities	(861)	(1,622)	761	47%
Financing activities	(400)	4,220	(4,620)	(109)%
Exchange rate differences on currency translation	(5)	3	(8)	(267)%
Cash & cash equivalents, end of the period	2,332	2,963	(631)	(21)%

Cash Flows from Operating Activities

Cash flows from operating activities increased by $1.6 million or 857% during the three months ended March 31, 2020 compared to three months ended March 31, 2019. This was primarily due to an increase in gross mining profit4 of $3 million in Q1 2020 compared to Q1 2019, resulting from higher realized Bitcoin prices and increase of Bitfarms’ hashrate relative to the network hashrate in excess of the increase of cost of sales. The increase in gross mining margin was primarily offset by an increase in financial expenses of

$1.1 million in Q1 2020 compared to Q1 2019 mainly related to interest on the Dominion Capital loan.

Cash Flows used in Investing Activities

Cash flows used in investing activities decreased by $0.8 million or 47% during the three months ended March 31, 2020 compared to the three months ended March 31, 2019. This was primarily due to the draw down and initial deployment of the Dominion Capital loan in March 2019 into new ASICs, electrical components and Sherbrooke infrastructure buildout.

Cash Flows from Financing Activities

Cash flows from financing activities decreased $4.6 million or 109% during the three months ended March 31, 2020 compared to the three months ended March 31, 2019. This was primarily due to the Company drawing down on the first $5.0 million loan tranches on the $20.0 million debt facility from Dominion Capital in March 2019. During the three months ended March 31, 2020 the Company made repayments of long-term debt in the amount of $0.4 million, repayments of lease liabilities in the amount of $0.2 million which were offset by the proceeds from the exercise of warrants in the amount of $0.2 million.

[4]	Gross mining profit is a non-IFRS performance measures; please refer to the end of this MD&A regarding the use of Non-IFRS Financial Performance Measures.

Bitfarms Ltd. Q1 2020 MD&A 9

Bitfarms Ltd. Management’s Discussion and Analysis For the three months ended March 31, 2020 Report Date: June 24, 2020

Working Capital

As at March 31, 2020, Bitfarms had a working capital deficit of $1.1 million compared to positive working capital of $2.5 million on December 31, 2019, primarily due to the first $5.0 million loan tranche, with an outstanding balance of $3.9 million, being classified as current. As at March 31, 2020, Bitfarms had cash and cash equivalents of $2.3 million compared to $2.2 million as at December 31, 2019. Cash and cash equivalents are mainly U.S. and Canadian dollar deposits at regulated financial institutions. In addition, Bitfarms held cryptocurrency with a fair market value of $96 as at March 31, 2020 compared to nil as at December 31, 2019.

Components of Total Debt

The Company expects that cash and cash equivalents and future operating cash flows will enable it to fund its working capital requirements and financial obligations, over the next twelve months.

Since inception, the Company has primarily financed its growth through retained earnings, vendor financing, and, since March 2019, a long-term debt facility. The current portion of long-term debt of Bitfarms was $4.3 million as of March 31, 2020 compared to $0.9 million on December 31, 2019, primarily resulting from classification of the outstanding balance of the first loan tranche, drawn down in March 2019, being classified as current. The current maturities of long-term debt may fluctuate due to the variable repayment terms of the loan with Dominion Capital (see below). Bitfarms’ long-term debt consists of the following:

(a)	Bitfarms purchased Miners in the amount of $2.0 million and obtained non-interest bearing vendor financing to pay for the purchase in twenty monthly instalments commencing on June 15, 2018. The financing was recorded at a present value of $1.8 million. The outstanding balance of this loan owing was $0.1 million as at March 31, 2020;

(b)	Volta signed several agreements to purchase vehicles with an outstanding balance of $0.1 million as at March 31, 2020. Ten notes payable, bearing interest between 3.99% and 8.2% repayable in monthly instalments totaling approximately $3,000 principal and interest, maturing between May 2020 and October 2025, secured by vehicles having a net carrying value of $0.1 million;

(c)	Volta received long-term vendor financing with an outstanding balance of $0.1 million bearing interest at 5.00% payable by monthly instalments of $4,000 principal and interest maturing at September 2022; and

(d)	Bitfarms entered into a secured debt financing facility for up to $20.0 million with Dominion Capital. The debt facility is structured into four separate loan tranches of $5.0 million each bearing interest at 10% per annum on the full principal balance of each loan tranche regardless of principal repayments made during the term of each loan tranche. The term of each loan tranche is 24 months with a balloon payment for any remaining outstanding balance at the end the term. A monthly payment equivalent to 10% of the value of cryptocurrencies mined by Bitfarms during the month is required in repayment of the total loan tranches drawn. This amount shall first be applied to accrued interest and the balance to principal. In the event that the amount of interest owing is greater than the amount of cryptocurrency mined, an additional amount shall be remitted such that the interest is paid in full. The debt facility is fully secured by the assets of Bitfarms on a first priority basis.

Bitfarms Ltd. Q1 2020 MD&A 10

Bitfarms Ltd. Management’s Discussion and Analysis For the three months ended March 31, 2020 Report Date: June 24, 2020

Capital Resources

Bitfarms’ capital management objective is to ensure its ability to maximize the return to its shareholders. In order to achieve this objective, the Company monitors its capital structure and makes adjustments as required in light of changes in economic conditions and the risks to which the Company is exposed. The Company’s strategy for achieving this objective is maintaining a strong capital base so as to maintain investor confidence to sustain future development of the business, maintain a flexible capital structure that optimizes the cost of capital at acceptable risk and preserves the ability to meet financial obligations, and ensuring sufficient liquidity to pursue organic growth.

Bitfarms may manage its capital structure by issuing equity, obtaining loan financing, adjusting capital spending, or disposing of assets. The Company is not subject to any externally imposed capital requirements, with the exception of the Company’s agreement not to issue common shares below $0.40 USD during the term of the loan with Dominion Capital.

Purchase Commitments

In May 2020, the Company entered into an agreement to purchase mining hardware for $1.9 million and paid in full amount in advance, with delivery expected to occur in June 2020.

Sherbrooke Expansion

To complete each remaining phase of the Sherbrooke Expansion, Bitfarms will need to incur infrastructure buildout costs including exhaust structure, mining structure and building modifications, as well as sourcing of mining hardware and electrical components.

The capital cost for the construction of the remaining Phases 3 through 6 is currently estimated to range between $35.0 million to $40.0 million, inclusive of Miner purchases based on recent hardware pricing. These costs will be divided between both properties, with the majority being allocated to the Leger Property.

The ability to undertake the construction of Phases 3 through 6 of the Sherbrooke Expansion depends, among other things, on the Company’s ability to raise the required financing. As a result, there is no definitive or planned timetable for Phases 3 through 6 of the Sherbrooke Expansion. The Company intends to finance the remainder of the construction of Phases 3 through 6 of the Sherbrooke Expansion by raising additional debt or equity capital or a combination of these means, as well as through the cash flow generated from its operations. There can be no assurance that the remaining Sherbrooke Expansion will be fully funded and undertaken at this time on any particular schedule or at all.

In response to both a complaint concerning noise at the Sherwood Property and indications from officials at the municipality of Sherbrooke that they were reviewing applicable regulations, the Company has met with community residents and city officials on several occasions. While the Company believes it is compliant with all applicable regulations, the Company has implemented further sound mitigating measures, including the construction of a sound barrier wall at a cost of approximately $0.2 million.

Bitfarms Ltd. Q1 2020 MD&A 11

Bitfarms Ltd. Management’s Discussion and Analysis For the three months ended March 31, 2020 Report Date: June 24, 2020

Off-Balance Sheet Arrangements

There are currently no off-balance sheet arrangements which could have an effect on current or future results or operations, or the financial condition of Bitfarms.

Share Capital

On February 4, 2020, shareholders approved an amendment to the articles of incorporation of the Company to authorize the issuance of class A preferred shares. As of the date of this MD&A, the Company has 84,620,630 common shares, 5,058,916 vested employee stock options, 1,673,582 unvested employee stock options, and 5,916,668 warrants to Dominion Capital issued and outstanding, as well as 300,000 other warrants. As of the date of this MD&A there were no preferred shares outstanding.

Financial Instruments & Risks

It is anticipated that in the normal course of operations, Bitfarms will be exposed to exchange risk, foreign currency risk and credit risk.

Dominion Capital Loan

As of March 31, 2020, the Dominion Capital loan consisted of four $5.0 million tranches that were drawn down from the financing facility, which included a total of four available $5.0 million loan tranches (please refer to the Components of Total Debt section above). The features of the loan, which include the issuance of 1,666,667 warrants per tranche with an exercise price of $0.40, as well as a make-whole interest clause resulted in a financial liability accounted for at amortized cost, warrant liabilities previously recorded at fair value through profit or loss which were reclassified to equity during the period, and an embedded derivative recorded at fair value through profit or loss. The purpose of the loan was to provide the Company with additional funds to achieve its growth objectives, notably, the buildout of the first two phases of the Sherbrooke Expansion.

Financial Instrument at Amortized Cost

Management used significant judgement and estimates when determining the effective interest rate of the financial liability accounted for at amortized cost. Payment amounts are determined as 10% of the cryptocurrency mined by Bitfarms. In order to calculate the effective interest rate, management had to estimate Bitfarms’ future cryptocurrency mining revenues in order to estimate the timing and amount of future loan repayments. The effective interest rate was determined to be 26.93%, 30.16%, 37.10% and 38.02% for the first, second and third and fourth tranches, respectively. The component of the financial instrument carried at amortized cost resulted in interest expense of $1.2 million included in financial expenses for the three month periods ended March 31, 2020.

Warrants

Upon inception of the Dominion Capital loan, the warrants contained an anti-dilutive feature that would have resulted in a reduction in the exercise price in the event that Bitfarms Ltd. were to issue shares at a price lower than the exercise price. On September 27, 2019, the Company received all necessary approvals in order to remove the anti-dilutive feature. In exchange for removal of the anti-dilutive feature, the Company agreed not to issue common shares below the exercise price of $0.40 USD during the term of the loan with the lender.

Bitfarms Ltd. Q1 2020 MD&A 12

Bitfarms Ltd. Management’s Discussion and Analysis For the three months ended March 31, 2020 Report Date: June 24, 2020

Embedded Derivative

The value of the “make-whole” clause described above will vary based on management’s projections of the timing of the loan repayment, which are based on Bitfarms’ cryptocurrency mining revenues. This interest feature has been accounted for as an embedded derivative that is measured at fair value through profit or loss. Since this is a non-option derivative, the fair value upon initial recognition of the loan liability is nil. As of March 31, 2020, management revised its projections of the timing of the loan repayment and discounted future payments to their present value using the effective interest rates determined upon inception of each loan tranche. As of March 31, 2020, management recognized an embedded derivative asset with a value of $0.5 million resulting in a gain of $63,000 in financial income. Any change in management’s assumptions of Bitcoin price, Bitcoin Network Difficulty and the Company’s internal hashrate may have a material impact on profit of loss upon remeasurement in subsequent periods.

Credit Risk

Credit risk is the risk of an unexpected loss if a third party fails to meet its contractual obligations, including cash and cash equivalents, accounts receivable and long-term deposits. The risk regarding cash and cash equivalents is mitigated by holding the cash and cash equivalents through Canadian chartered banks. The credit risk regarding trade receivables are derived mainly from sales to Volta’s third-party customers. The Company performs ongoing credit evaluations of its customers. The Company places deposits with suppliers of cryptocurrency mining hardware in the normal course of operations in order to secure orders and delivery dates. The Company deals with major suppliers of cryptocurrency equipment and routinely maintains strong relationships with suppliers and evaluates the mining hardware market. Other long-term deposits include deposits with local government run energy producers. The Company is also exposed to credit risk through conversion of cryptocurrency to fiat currency through the use of cryptocurrency exchanges. The Company maintains relationships with multiple exchanges and mitigates credit risk by routinely converting cryptocurrency to fiat currency to limit exposure. Furthermore, the Company performs periodic evaluations of cryptocurrency exchanges.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to pay its financial obligations when they are due. The Company’s policy is to monitor its cash balances and planned cash flows generated from operations to ensure, as far as possible, that it maintains sufficient liquidity in order to pay its projected financial liabilities. The contractual maturities of trade and other payables are less than three months. Long-term debt, as of March 31, 2020, includes financial obligations with contractual maturities, including principal and interest, as follows:

2020	$2,720,000
2021	$17,918,000
2022 and thereafter:	$93,000
Total	$20,731,000

Bitfarms Ltd. Q1 2020 MD&A 13

Bitfarms Ltd. Management’s Discussion and Analysis For the three months ended March 31, 2020 Report Date: June 24, 2020

Lease liabilities includes financial obligations with contractual maturities as follows, inclusive of interest, as of March 31, 2020:

2020	$822,000
2021	$1,072,000
2022	$961,000
2023	$818,000
2024 and thereafter:	$3,521,000
Total	$7,194,000

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company’s functional currency is the US Dollar as all its revenue, excluding Volta, and most of its capital expenditures and financing are transacted in US dollars. The Company is exposed to variability in the Canadian dollar to US dollar exchange rate when paying operating expenses incurred and payable in Canadian dollars. The Company funds foreign currency transactions by buying the foreign currency at the spot rate when required. Management does not currently hedge its foreign currency risk.

Concentration Risk

Concentration risk arises as a result of the concentration of exposures within the same category, whether it is geographical location, product type, industry sector or counterparty type. The Company is primarily engaged in the cryptocurrency mining industry that is a highly volatile market with significant inherent risk. A significant decline in the market prices of cryptocurrencies, an increase in the difficulty of cryptocurrency mining, changes in the regulatory environment and adverse changes in other inherent risks can significantly negatively impact the Company’s operations. The Company does not currently hedge the conversion of cryptocurrencies to fiat currency.

Custody of Crypto Asset Risk

Cryptocurrencies are controllable by the possessors of the unique public key and private key relating to the digital wallet used to store the cryptocurrencies. If keys are lost, stolen or destroyed this could result in a loss for the Company. In order to mitigate the risk of loss of cryptocurrencies the Company sells cryptocurrency routinely and uses multi-signature digital wallets to store cryptocurrency until its eventual sale. The digital wallets used for Bitcoin and Litecoin require 2 out of 3, and 2 out of 5 individuals, respectively, in order to approve a spending transaction. Each of the users has a separate password that is not known by the other users. The transactions can only be initiated from the physical computer where the multi-signature wallet is installed for each user. In order to install the multi-signature wallet on a computer, twelve “seed” words that are distinct to each user are required, which are physically stored offline in confidential locations offsite.

Security breaches and hacking have been prevalent in cryptocurrency exchanges. The Company mitigates this risk by performing ongoing evaluations of exchanges, and routinely converting cryptocurrencies to fiat currency so that no material amount of crypto assets is held at any given time.

Bitfarms Ltd. Q1 2020 MD&A 14

Bitfarms Ltd. Management’s Discussion and Analysis For the three months ended March 31, 2020 Report Date: June 24, 2020

Other Risks

The following discussion summarizes the principal risk factors that apply to the Company’s business and that may have a material adverse effect on the Company’s business and financial condition and results of operations, or the trading price of the Company’s shares. Due to the nature of the Company’s business, the legal and economic climate in which it operates and its present stage of development and proposed operations, the Company is subject to significant risks. In evaluating the Company and its business, investors should carefully consider, in addition to other information contained in this MD&A, the risk factors below as well as those included in the Company’s 2019 Annual MD&A dated April 29, 2020. These risk factors are not a definitive list of all risk factors associated with an investment in the Company or in connection with its operations. Additional risk and uncertainties not presently known to the Company, or that are. currently deemed immaterial, may also impair operations. If any such risks actually occur, the business, financial condition, liquidity and results of operations could be materially adversely affected.

Bitcoin Halving Event Risk

In May 2020, the Bitcoin Block Reward decreased from 12.5 to 6.25 Bitcoins per block (the “Bitcoin Halving”), and consequently the number of new Bitcoin issued to miners would be reduced to approximately 900 per day.

The Bitcoin Halving may have a material impact on the Company’s profitability. Given that profitability is required for self-acting agents to perform Mining to continue to support the validation of transactions, the expected impact of the Bitcoin Halving is that market variables of Bitcoin price and Difficulty will adjust over time to ensure that the profitability of Mining remains profitable. The period of market normalization after the Bitcoin Halving to incentivizing profitability levels is unknown. As a result, if Bitcoin price and Difficulty do not adjust over time to pre-Bitcoin Halving profitability levels or the period of market normalization after the Bitcoin Halving to pre-Bitcoin Halving profitability levels is too long, there is a risk that the Bitcoin Halving will render the Company unprofitable for a sustained time period such that it could be unable to continue as a going concern.

COVID-19 Pandemic Risk

In March 2020, the World Health Organization declared COVID-19 a pandemic. The global response to the pandemic is constantly evolving, including various measures implemented at the global, national, provincial and local levels. The major impacts that COVID-19 is expected to have on the Backbone operating segment include potential increases in cryptocurrency price volatility, difficulty obtaining new financing due to global economic slowdown, and delays in receiving future orders of mining hardware and parts sourced from overseas. While the Backbone operating segment is expected to continue operating throughout the pandemic, government-imposed restrictions encouraging social distancing is expected to impact the number of employees permitted to work in the mining facilities. A reduction in workforce in the mining facilities may reduce the Company’s ability to maximize operational efficiency. Volta’s services are considered to be essential by government authorities and are expected to continue throughout the pandemic. The impacts of COVID-19 on the Volta operating segment are expected to reduce revenues from the sale of electrician services and parts, as well as result in longer collection periods for outstanding trade receivables, and potential increases in bad debts resulting from the economic impact of COVID-19 on existing customers.

Bitfarms Ltd. Q1 2020 MD&A 15

Bitfarms Ltd. Management’s Discussion and Analysis For the three months ended March 31, 2020 Report Date: June 24, 2020

Related Party Transactions

During the three months ended March 31, 2020, the Company had the following transactions with related parties:

1.	Bitfarms made rent payments totaling approximately $108,000 for the three months ended March 31, 2020 (three months ended March 31, 2019 - $151,000) to companies controlled by a director and officer, Emiliano Grodzki and Mathieu Vachon and a former director, Pierre-Luc Quimper.

2.	Bitfarms entered into consulting agreements with two of the directors, Nicolas Bonta and Emiliano Grodzki. The consulting fees charged by directors totaled approximately $60,000 for the three months ended March 31, 2020 (three months ended March 31, 2019 - $100,000).

The transactions listed above were incurred in the normal course of operations.

Recent and Subsequent Events

Bitcoin Halving Event

As described in the section titled “Other Risks on page 15 of this MD&A the Bitcoin Block Reward decreased from 12.5 to 6.25 Bitcoin per Block.

As of the date of this MD&A the Company’s management has not observed market normalization to pre- halving profitability levels and the future financial impact cannot be estimated.

Purchase of Mining Hardware

In May 2020, the Company entered into an agreement to purchase mining hardware for $1,900 and paid in full amount in advance.

Changes to Board of Directors

On April 16, 2020 Brian Howlett was appointed as a director of the Company. On May 15, 2020 Wendi Locke and Sophie Galper-Komet resigned as directors of Bitfarms. On May 19, 2020 L. Geoffrey Morphy was appointed as a director of the Company.

Bitfarms Ltd. Q1 2020 MD&A 16

Bitfarms Ltd. Management’s Discussion and Analysis For the three months ended March 31, 2020 Report Date: June 24, 2020

Caution Regarding Forward-Looking Statements

This MD&A contains forward-looking statements about the Company’s objectives, plans, goals, aspirations, strategies, financial condition, results of operations, cash flows, performance, prospects, opportunities and legal and regulatory matters. Specific forward-looking statements in this MD&A include, but are not limited to, statements with respect to the Company’s anticipated future results, events and plans, strategic initiatives, future liquidity, and planned capital investments. Forward-looking statements are typically identified by words such as “expect”, “anticipate”, “believe”, “foresee”, “could”, “estimate”, “goal”, “intend”, “plan”, “seek”, “strive”, “will”, “may”, “maintain”, “achieve”, “grow”, “should” and similar expressions, as they relate to the Company and its management.

Forward-looking statements reflect the Company’s current estimates, beliefs and assumptions, which are based on management’s perception of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate in the circumstances. The Company’s expectation of operating and financial performance in 2020 is based on certain assumptions including assumptions about operational growth, anticipated cost savings, operating efficiencies, anticipated benefits from strategic initiatives, future liquidity, and planned capital investments. The Company’s estimates, beliefs and assumptions are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change. The Company can give no assurance that such estimates, beliefs and assumptions will prove to be correct.

Numerous risks and uncertainties could cause the Company’s actual results to differ materially from those expressed, implied or projected in the forward-looking statements. Such risks and uncertainties include:

●	Bitcoin halving event;
●	COVID 19 pandemic;
●	the availability of financing opportunities and risks associated with economic conditions, including Bitcoin price and Bitcoin network difficulty;
●	the ability to service debt obligations and maintain flexibility in respect of debt covenants;
●	the speculative and competitive nature of the technology sector;
●	dependency in continued growth in blockchain and cryptocurrency usage;
●	limited operating history and share price fluctuations;
●	cybersecurity threats and hacking;
●	controlling shareholder risk;
●	risk related to technological obsolescence and difficulty in obtaining hardware;
●	economic dependence on regulated terms of service and electricity rates;
●	permits and licenses;
●	server failures;
●	global financial conditions;
●	tax consequences;
●	environmental regulations and liability;
●	erroneous transactions and human error;
●	facility developments;
●	non-availability of insurance;
●	loss of key employees;
●	lawsuits and other legal proceedings and challenges;

Bitfarms Ltd. Q1 2020 MD&A 17

Bitfarms Ltd. Management’s Discussion and Analysis For the three months ended March 31, 2020 Report Date: June 24, 2020

●	conflict of interests with directors and management;
●	political and regulatory risk; and
●	other factors beyond the Company’s control.

The above is not an exhaustive list of the factors that may affect the Company’s forward-looking statements. Other risks and uncertainties not presently known to the Company or that the Company presently believes are not material could also cause actual results or events to differ materially from those expressed in its forward-looking statements. Additional risks and uncertainties are discussed in the Company’s materials filed with the Canadian Securities Authorities, including the Company’s annual MD&A dated April 29, 2020. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect the Company’s expectations only as of the date of this MD&A. Except as required by law, the Company does not undertake to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Caution Regarding Non-IFRS Financial Performance Measures

This MD&A makes reference to certain measures that are not recognized under IFRS and do not have a standardized meaning prescribed by IFRS. They are therefore unlikely to be comparable to similar measures presented by other companies. The Company uses non-IFRS measures including “EBITDA,” “EBITDA margin,” “Adjusted EBITDA,” “Adjusted EBITDA margin,” “Gross mining profit,” and “Gross mining margin” as additional information to complement IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective.

EBITDA and EBITDA margin are common measures used to assess profitability before the impact of different financing methods, income taxes, depreciation of capital assets and amortization of intangible assets. Adjusted EBITDA and Adjusted EBITDA margin are measures used to assess profitability before the impact of all of the items in calculating EBITDA in addition to certain other non-cash expenses. Gross mining profit and Gross mining margin are measures used to assess profitability after power costs in cryptocurrency production, the largest variable expense in mining. Management uses non-IFRS measures in order to facilitate operating performance comparisons from period to period and to prepare annual operating budgets.

“EBITDA” is defined as net income (loss) before: (i) interest expense; (ii) income tax expense; and (iii) depreciation and amortization. “EBITDA margin” is defined as the percentage obtained when dividing EBITDA by Revenue. “Adjusted EBITDA” is defined as EBITDA adjusted to exclude: (i) share-based compensation; (ii) non-cash finance expenses; (iii) asset impairment charges; and (iv) other non-cash expenses. “Adjusted EBITDA margin” is defined as the percentage obtained when dividing Adjusted EBITDA by Revenue. “Gross mining profit” is defined as Revenue minus energy and infrastructure expenses for the Backbone segment of the Company. “Gross mining margin” is defined as the percentage obtained when dividing Gross mining profit by Revenue for the Backbone segment of the Company.

These measures are provided as additional information to complement IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under IFRS. Reconciliations from IFRS measures to non-IFRS measures are included in pages 6, 7 and 8.

Bitfarms Ltd. Q1 2020 MD&A 18

Bitfarms Ltd. Management’s Discussion and Analysis For the three months ended March 31, 2020 Report Date: June 24, 2020

Management’s Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining a system of disclosure controls and procedures to provide reasonable assurance that all material information relating to the Company and its subsidiaries is gathered and reported to senior management on a timely basis so that appropriate decisions can be made regarding public disclosure.

Management is also responsible for establishing and maintaining adequate internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS. In designing such controls, it should be recognized that due to inherent limitations, any control, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and may not prevent or detect misstatements. Additionally, management is required to use judgment in evaluating controls and procedures.

Glossary of Terms

ASIC: ASIC stands for Application Specific Integrated Circuit and refers primarily to specific computer devices designed to solve the SHA-256 algorithm, as well as other machines used in the mining of Litecoin which use the Scrypt algorithm.

Bitcoin: Bitcoin is a decentralized digital currency that is not controlled by any centralized authority (e.g. a government, financial institution or regulatory organization) that can be sent from user to user on the Bitcoin network without the need for intermediaries to clear transactions. Transactions are verified through the process of Mining and recorded in a public ledger known as the Blockchain. Bitcoin is created when the Bitcoin network issues Block Rewards through the Mining process.

Block Reward: A Bitcoin block reward refers to the new bitcoins that are awarded by the Blockchain network to eligible cryptocurrency miners for each block they successfully mine. The current block reward is 6.25 Bitcoin per block.

Blockchain: A Blockchain is a cloud-based public ledger that exists on computers that participate on the network globally. The Blockchain grows as new sets of data, or ‘blocks’, are added to it through Mining. Each block contains a timestamp and a link to the previous block, such that the series of blocks form a continuous chain. Given that each block has a separate hash and each hash requires information from the previous block, altering information an established block would require recalculating all the hashes on the Blockchain which would require an enormous and impracticable amount of computing power. As a result, once a block is added to the Blockchain it is very difficult to edit and impossible to delete.

Hash: A hash is a function that converts or maps an input of letters and numbers into an encrypted output of a fixed length, which outputs are often referred to as hashes. A hash is created using an algorithm. The algorithm used in the validation of Bitcoin transactions is the SHA-256 algorithm.

Hashrate: Hashrate refers to the number of hash operations performed per second and is a measure of computing power in Mining cryptocurrency.

Bitfarms Ltd. Q1 2020 MD&A 19

Bitfarms Ltd. Management’s Discussion and Analysis For the three months ended March 31, 2020 Report Date: June 24, 2020

Megawatt: A megawatt is 1,000 kilowatts of electricity and, in the industry of cryptocurrency mining, is typically a reference to the number of megawatts of electricity per hour that is available for use.

Miners: ASICs used by the Company to perform Mining.

Mining: Mining refers to the process of using specialized computer hardware, and in the case of the Company, ASICs, to perform mathematical calculations to confirm transactions and increase security for the Bitcoin Blockchain. As a reward for their services, Bitcoin Miners collect transaction fees for the transactions they confirm, along with newly created Bitcoins as Block Rewards.

Network Difficulty: Network difficulty is a unitless measure of how difficult it is to find a hash below a given target. The Bitcoin network protocol automatically adjusts Network Difficulty by changing the target every 2,016 blocks hashed based on the time it took for the total computing power used in Bitcoin mining to solve the previous 2,016 blocks such that the average time to solve each block is ten minutes.

Network Hashrate: Network Hashrate refers to the total global Hashrate (and related computing power) used in Mining for a given cryptocurrency.

Petahash: One quadrillion (1,000,000,000,000,000) hashes per second or one thousand Terahash.

SHA-256: SHA stands for Secure Hash Algorithm. The SHA-256 algorithm was designed by the US National Security Agency and is the cryptographic hash function used within the Bitcoin network to validate transactions on the Bitcoin Blockchain.

Terahash: One trillion (1,000,000,000,000) hashes per second.

Bitfarms Ltd. Q1 2020 MD&A 20